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                            May 28, 2020

       Tetsuo Mukunoki
       Legal Counsel
       NEC Corporation
       7-1, Shiba 5-chome
       Minato-ku, Tokyo 108-8001
       Japan

                                                        Re: NEC Corporation
                                                            Registration
Statement on Form 20-F
                                                            Filed May 14, 2020
                                                            File No. 000-12713

       Dear Mr. Mukunoki:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 9, 2020.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 20-F

       Explanatory Note, page 1

   1. We note your response to prior comment 14. Revise your disclosure to highlight your intentions with respect
to remaining a reporting company following effectiveness of the registration statement.
       Item 5. Operating and Financial Review and Prospects, page 39

   2. We note your response to comment 7. Please include the second paragraph of your response as part of
your disclosure about your reasonable anticipated effects of COVID-
                                                        19 on your results of
operations and financial condition.
 Tetsuo Mukunoki
NEC Corporation
May 28, 2020
Page 2
Notes to Consolidated Financial Statements
Note 23. Provisions, page F-59

3. We note from your response to prior comment 12 that the provision for commercial disputes and litigation "mainly" consists of a provision relating to a contract disagreement with a private third party. Please explain further to us the nature and timing of this dispute and when you intend to resolve this matter. Also, tell us the amount of outstanding provision related to this matter for each period. Lastly, clarify whether such provisions includes either of the matters discussed on page 83 and if so, tell us the amount allocated to each and why you have not included a discussion of these matters in
Note 23.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at
(202) 551-6711 or Larry Spirgel, Assistant Director, at (202) 551-3815 with any other questions.



                                                             Sincerely,
FirstName LastNameTetsuo Mukunoki
                                                             Division of
Corporation Finance
Comapany NameNEC Corporation
                                                             Office of
Technology
May 28, 2020 Page 2
cc:       Michael Young
FirstName LastName